UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   October 31, 2005                    /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.amera resources.com E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frnakfurt Stock Exchange: OAY

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                         NEWS RELEASE - OCTOBER 31, 2005

                  AMERA STAKES NEW COPPER-GOLD PROPERTY IN PERU
                        WITH 1.15% COPPER OVER 30 METRES

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has acquired by direct-staking the Acero porphyry copper-gold property in southern Department of Cusco, Peru. Preliminary surface sampling on Acero yielded results ranging up to 1.15% copper over 30.0 meters and 0.74% copper over 50.0 meters. The 1700 hectare 100% Amera-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

Work to date by the Company has comprised preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out. A summary of significant results from the preliminary sampling program is presented below in Table 1. The distribution of the samples is shown on the map accompanying this news release.

                      TABLE 1: ACERO PROJECT SAMPLE RESULTS

                                TRENCH [T]
                    SAMPLE       PANEL [P]
SAMPLE TYPE         LENGTH        GRAB [G]    CU        AU        AG        MO
                      [m]                     [%]     [ppm]      [ppm]     [ppm]

Composite grab    over 30.0         G1       1.15     0.030       0.3        11
Composite grab    over 50.0         G2       0.74     0.198       0.5        11
Composite grab    over 50.0         G3       0.56     0.022       0.5         1
Composite grab     over 5.0         G4       0.39     0.171       1.4       135
Composite grab     over 5.0         G5       0.11     0.044       0.3         1
Chip                    4.0         T1       0.55     0.013       0.2         4
Chip                   10.0         T2       0.55     0.038       0.3         6
Chip                   10.0         T3       0.47     0.017       0.5         5
Chip                   12.0         T4       0.42     0.132       1.0         5
Chip                   10.0         T5       0.36     0.030       0.3         8
Chip                   10.0         T6       0.31     0.026       0.2         5
Chip                    3.0         T7       0.31     0.110       2.0         4
Chip                   10.0         T8       0.28     0.173       0.7         3
Chip                   10.0         T9       0.24     0.028       0.4         9
Chip                   11.0        T10       0.22     0.043       0.5         4
Chip                   10.0        T11       0.16     0.103       0.4         1
Chip                   11.0        T12       0.14     0.116       0.9         1
Chip                   12.0        T13       0.13     0.749     316.0        36
Chip                   30.0        T14       0.11     0.061       1.0        46
Panel               5.0 x 5.0       P1       0.48     0.055       0.9       109
Panel               3.0 x 5.0       P2       0.12     0.051       0.7         2


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NEWS RELEASE                                                    OCTOBER 31, 2005
AMERA RESOURCES CORPORATION                                               PAGE 2
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Claims were held in the Acero area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper1.

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage. Amera is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng.. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

1 Southwestern Gold Corporation (now Southwestern Resources Corp.) Quarterly Reports for June 30 and September 30, 2000; 2000 Annual Report.

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2005 NUMBER 21


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NEWS RELEASE                                                    OCTOBER 31, 2005
AMERA RESOURCES CORPORATION                                               PAGE 3
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                               [GRAPHIC OMMITTED]

     OMITTED GRAPH IS A MAP OF THE ACERO PROPERTY SHOWING THE PORPHRY CU-AU
           MINERALIZATION, SAMPLE LOCATION, CLAIM BOUNDARY AND RIVER

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